Exhibit 4.6

SUMMARY OF PRINCIPAL TERMS

EQUIPMENT AND ENGINEERING SUPPLY CONTRACT

On November 24, 2021, the board of directors of Cementos Pacasmayo S.A.A. (hereinafter, the “Company”) approved the execution of the supply contract with FLSMIDTH A/S (hereinafter “FLS”), due to FLS’s standing, the reliability of its equipment and its technical expertise and support.

Therefore, on November 29, 2021, the Company and FLS entered into the Equipment and Engineering Supply Contract No. 2020-0211/2021 for a new Pyro Line located at the Company´s cement plant.

The parties agreed that FLS would supply the equipment and engineering for the construction of a new pyro line having a capacity of 2,000 metric tons of Portland cement clinker per day, located at the Company´s cement plant in Pacasmayo, Peru.

FLS, as the supplier, undertook the following obligations:

●	Deliver the engineering according to FLS’s design and layout standards in accordance with the Delivery Schedule;

●	Deliver the equipment according to FLS’s design in accordance with the Delivery Schedule and provide all necessary technical documents, including manuals, projects, designs, plans related to the supply, operation and maintenance of the Equipment.

●	Fulfill FLS’s performance guarantees for the Equipment.

●	Fulfill FLS’s warranty period for 12 months starting at the earliest of (i) date of acceptance certificate or (ii) 36 months after the effective date of contract.

The Company, as the buyer, undertook the following obligations:

●	Pay the contract price EUR 19’254,150.00 (Nineteen million two hundred fifty-four thousand one hundred fifty EUR).

●	Take delivery of the supply.

●	Obtain permits by the country required for the parties’ fulfillment of its obligations.

●	Conduct start-up and commissioning, including performance tests of the Equipment.